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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer, Widerøe and Rolls-Royce announce partnership to research innovative technologies for sustainable regional aircraft

Singapore, February 17, 2022 – Embraer, Widerøe and Rolls-Royce have today announced plans to study a conceptual zero-emission regional aircraft. The 12-month cooperation study – in the context of pre-competitive research and development – will address passenger requirements to stay connected in a post Covid-19 world, but do so sustainably, and seeks to accelerate the knowledge of the technologies necessary for this transition. Such technologies will allow national governments to continue to support passenger mobility while reusing most of the existing infrastructure in a more sustainable way.

Advances in scientific research can make clean and renewable energy a major enabler of a new era of regional aviation and the three companies will share their combined in-depth knowledge of aircraft design, market demand, operations and propulsion solutions to further develop their understanding of zero-emission technologies and how they can be matured and applied to future regional aircraft.

Among other topics, the study will cover a wide range of applications for new propulsion technologies to examine a range of potential solutions – including all-electric, hydrogen fuel cell or hydrogen fueled gas turbine powered aircraft.

Arjan Meijer, President and CEO of Embraer Commercial Aviation, said: “Technological innovations can potentially enable clean and renewable energy to power a new era of regional aviation. The aim of our collaboration is to create new flight solutions that serve expanded market segments in a sustainable manner. I strongly believe this could lead to fully sustainable connectivity, including (very) short haul intercity operations.”

Andreas Aks, CEO of Widerøe Zero, a subsidiary of Widerøe AS, said: “We are excited to take part in this highly interesting research. Working with the world’s leading aerospace technology firms, our aim is to understand how viable business can be built around zero emissions regional concepts, and to advise the manufacturers on operational requirements and customer expectations to design the best possible and sustainable air mobility service.”

Chris Cholerton, President – Civil Aerospace, Rolls-Royce, said: “This is an exciting project which will shape our thinking on solutions for net-zero regional operation. As pioneers of power, this is the kind of engineering challenge that we relish. We have an excellent working relationship with both Embraer and Wideroe, and look forward to deepening our collaboration.”

Photo: https://embraer.bynder.com/share/ADB404BF-04DB-487E-8565301054E3C63F/

Photo caption: Left to right: Chris Cholerton, President – Civil Aerospace, Rolls-Royce; Andreas Aks, CEO of Widerøe Zero; and Arjan Meijer, President and CEO of Embraer Commercial Aviation

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales. Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

About Widerøe Zero

Widerøe Zero is an Air Mobility Incubator set up for a revolution in aviation. Owned by the Aviation Group Widerøe AS and headquartered in Norway, it tackles all the regulatory, commercial and financing challenges involved in purchasing and entering new aircraft concepts into revenue service. Its work is immediately necessary for Norway, where the geography welcomes short-haul flights already possible with zero-emissions technology.

About Rolls-Royce Holdings plc

Rolls-Royce pioneers the power that matters to connect, power and protect society. We have pledged to achieve net zero greenhouse gas emissions in our operations by 2030. We joined the UN Race to Zero campaign in 2020, and have committed to ensuring our new products will be compatible with net zero operation by 2030, and all products will be compatible with net zero by 2050.

For further information, please contact:

Valtecio Alencar

Head of Corporate Communications

Embraer S.A.

Cel +1(321)361-8336

valtecio.alencar@embraer.com

Silje Brandvoll

Vice President Communications and Public Relations

Widerøe AS

Mob.: (+47) 98901003

Silje.Brandvoll@wideroe.no

Bill O’Sullivan

Communications Manager – Civil Aerospace

Rolls-Royce plc

Tel +44 (0)7968 767 172

bill.osullivan@rolls-royce.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations